Change in Representative Directors

1. Summary of the Change

- Before: Kwon, Oh-Joon (Chief Executive Officer)

Kim, Jin-Il (President)

Chang, In-Hwan (Senior Executive Vice President)

• After: Kwon, Oh-Joon (Chief Executive Officer)

Kim, Jin-Il (President)

Yoon, Dong-Jun (Senior Executive Vice President)

• Reason: New appointment

2. Date of Change: March 13, 2015